EXHIBIT A

CERAGON NETWORKS® REPORTS FOURTH QUARTER AND
YEAR-END 2006 FINANCIAL RESULTS

Revenues and Non-GAAP Profitability Set New All-time Records

        TEL AVIV, Israel, February 5, 2007 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a leading provider of high-capacity wireless backhaul solutions, today reported results for the fourth quarter and year which ended December 31, 2006.

        Revenues for the fourth quarter of 2006 were $32.9 million, up 63.8% from $20.1 million for the fourth quarter of 2005 and 8% from $30.5 million in the third quarter of 2006.

        Net loss on a GAAP basis for the fourth quarter of 2006 was $8.1 million, or $0.30 basic and diluted net loss per share, including a charge of $10.4 million as a result of an agreement to conclude the participation in the grant program of the Office of the Chief Scientist which was announced in January 4, 2007.

        Net income for the fourth quarter on a non-GAAP basis, excluding equity-based compensation and the one-time charge was $2.7 million, or $0.09 per diluted share, compared to non-GAAP net income of $1.0 million, or $0.04 per basic and diluted share in the fourth quarter of 2005. Expense related to equity-based compensation in the fourth quarter of 2006 was $370,000. A reconciliation table of GAAP and non-GAAP results is provided below.

        Gross margin on a GAAP basis in the fourth quarter of 2006 was 4.5% of revenues. On a non-GAAP basis gross margin for the fourth quarter of 2006 was 36.3% of revenues.

        Revenues for the full year of 2006 were $108.4 million, up 46.9% from $73.8 million in 2005. Net loss on a GAAP basis for 2006 was $5.5 million or $0.20 basic and diluted net loss per share. On a non-GAAP basis, net income for 2006 was $6.7 million, or $0.24 per diluted share compared to a non-GAAP net income of $3.8 million, or $0.14 per diluted share for 2005.

        The Company ended the quarter with cash and liquid investments of $29.5 million.

        “We are pleased with the strong Q4 performance,” said Ira Palti, President and CEO of Ceragon. “Revenue growth exceeded our expectations, owing to continued strength from our OEM channels and several large government deals.”

        “Looking at 2006 as a whole, we achieved all of our major objectives including completing the transition to our new FibeAire 1500P product family, leading the migration to IP backhaul with the fastest data rates in the market, significantly ramping up our production while moving to completely outsourced manufacturing and building our OEM relationships to augment our direct business,” said Palti.

        A conference call discussing Ceragon’s results for the fourth quarter and full year of 2006, business conditions, and outlook, will take place today, February 5, 2007, at 9:00 a.m. (EST). Investors can join the Company’s teleconference by calling (719) 457-2728 or (800) 475-3716 and referencing confirmation number 4196437 at 8:50 a.m. EDT

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/site/Investor_events.asp, selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (719) 457-0820  or (888)-203-1112. Access code is: 4196437. A replay of both the call and the webcast link will be accessible through February 15, 2007.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high-capacity wireless backhaul solutions for cellular and fixed wireless operators, enterprises and government organizations. Ceragon’s modular FibeAir® product family is recognized as the gold standard for backhaul transmission and is also one of the top solutions chosen by cellular operators for SONET/SDH rings. A scalable, future-proof solution for wireless transport of broadband services, FibeAir operates across multiple frequencies for IP and SONET/SDH protocols, supporting the emerging needs of next-generation networks that are evolving to all-IP based services, including triple-play. It leads the market in IP backhaul, offering a unique, native IP solution that provides the efficient, robust connectivity required for WiFi, WiMAX and converged networks. Ceragon supports its growing base of more than 180 customers in 70 countries by operating an extensive sales network comprising 17 offices and numerous partners located around the world. More information is available at www.ceragon.com.

        Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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Ceragon Reports Fourth Quarter and Fiscal Year 2006 Results

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,
	2006	2005*	2006	2005*

Revenues	$32,945	$20,110	$108,415	$73,777
Cost of revenues (including one time
charges) (**)	31,462	19,984	80,776	52,487

Gross profit	1,483	126	27,639	21,290

Operating expenses:
Research and development	3,486	2,687	13,336	10,713
Less: grants and participations	-	413	1,543	1,752

Research and development, net	3,486	2,274	11,793	8,961
Selling and marketing	5,108	3,601	17,420	13,629
General and administrative	1,481	895	5,217	3,200

Total operating expenses	10,075	6,670	34,430	25,790

Operating loss	(8,592)	(6,644)	(6,791)	(4,500)
Financial income, net	415	188	1,284	607
Other Income	48	7	47	66

Net loss	$(8,129)	$(6,449)	$(5,460)	$(3,827)

Basic and diluted net loss per share	$(0.30)	$(0.25)	$(0.20)	$(0.15)

Weighted average number of shares used
in computing basic and diluted net
earnings per share	27,105,749	26,313,628	26,728,053	26,137,121

* The amortization of deferred stock compensation was reclassified in the relevant expense lines.

** including $7,082 related to a write-off of inventories and $390 related to long-term receivables for 2005 and $10,444 related to the termination of the agreement with the Chief Scientist grant program for 2006.

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Ceragon Reports Fourth Quarter and Fiscal Year 2006 Results

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31, 2006	December 31, 2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,170	$10,315
Short-term bank deposits	5,364	3,917
Marketable securities	6,578	5,654
Trade receivables, net	27,433	15,079
Other accounts receivable and prepaid expenses	11,092	5,141
Inventories	23,144	16,144

Total current assets	83,781	56,250

LONG-TERM INVESTMENTS:
Long-term bank deposits	2,873	5,322
Long-term marketable securities	4,500	7,814
Severance pay funds	2,537	2,142

Total long-term investments	9,910	15,278

PROPERTY AND EQUIPMENT, NET	2,660	2,464

Total assets	$96,351	$73,992

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$22,147	$12,382
Deferred revenues	3,739	3,456
Other accounts payable and accrued expenses	10,627	5,541

Total current liabilities	$36,513	$21,379

LONG-TERM LIABILITIES
Accrued severance pay	4,352	3,424
Other payables	7,925	-

Total long-term liabilities	$12,277	$3,424

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of
December 31, 2005 and December 31, 2006; Issued and outstanding:
26,335,003 shares and 27,436,090 shares as of December 31, 2005 and
December 31, 2006, respectively	68	65
Additional paid-in capital	181,137	177,338
Deferred stock-based compensation	-	(26)
Other comprehensive Income	64	51
Accumulated deficits	(133,708)	(128,239)

Total shareholders' equity	47,561	49,189

Total liabilities and shareholders' equity	$96,351	$73,992

Ceragon Reports Fourth Quarter and Fiscal Year 2006 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Quarter Ended December 31, 2006			Quarter ended December 31, 2005
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP (**)

Revenues	$32,945		$32,945	$20,110
Cost of revenues	31,462	10,444	20,987	12,512
		31

Gross profit	1,483		11,958	7,598

Operating expenses:
Research and development	3,486		3,417	2,687
Less: grants and participations	-		-	413

Research and development, net	3,486	69	3,417	2,274
Selling and marketing	5,108	130	4,978	3,601
General and administrative	1,481	140	1,341	891

Total operating expenses	$10,075		$9,736	$6,766

Operating profit (loss)	(8,592)		2,222	832
Financial income, net	415		415	188
Other Income	48		48	7

Net income (loss)	$(8,129)		$2,685	$1,027

Basic net earnings (loss) per share	$(0.30)		$0.10	$0.04

Diluted net earnings (loss) per share	$(0.30)		$0.09	$0.04

Weighted average number of shares used in
computing basic net earnings per share	27,105,749		27,105,749	26,313,628

Weighted average number of shares used in
computing diluted net earnings per share	27,105,749		28,814,291	27,400,756

Total adjustments		$10,814		$7,476

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R) and to termination of the participation in the Chief Scientist grant program

(**) Adjustments related to equity based compensation expenses according to APB 25 and write down of inventory

Ceragon Reports Fourth Quarter and Fiscal Year 2006 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Year ended December 31, 2006			Year ended December 31, 2005
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP (**)

Revenues	$108,415		$108,415	$73,777
Cost of revenues	80,776	10,444	70,168	45,013
		164

Gross profit	27,639		38,247	28,764

Operating expenses:
Research and development	13,336		13,026	10,701
Less: grants and participations	1,543		1,543	1,752

Research and development, net	11,793	310	11,483	8,949
Selling and marketing	17,420	471	16,949	13,613
General and administrative	5,217	767	4,450	3,068

Total operating expenses	$34,430		$32,882	$25,630

Operating profit (loss)	(6,791)		5,365	3,134
Financial income, net	1,284		1,284	607
Other Income	47		47	66

Net income (loss)	$(5,460)		$6,696	$3,807

Basic net earnings (loss) per share	$(0.20)		$0.25	$0.15

Diluted net earnings (loss) per share	$(0.20)		$0.24	$0.14

Weighted average number of shares used in
computing basic net earnings per share	26,728,053		26,728,053	26,137,121

Weighted average number of shares used in
computing diluted net earnings per share	26,728,053		28,336,942	26,590,873

Total adjustments		$12,156		$7,634

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R) and to termination of the participation in the Chief Scientist grant program

(**) Adjustments related to equity based compensation expenses according to APB 25 and to write off of inventory

Ceragon Reports Fourth Quarter and Fiscal Year 2006 Results

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Vered Shaked
Investor Relations Manager
Ceragon Networks Ltd.
+972-3-645-5513
vereds@ceragon.com